EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Net Income	$81,702	$91,235	$127,091	$238,213	$142,202	$131,956	$126,271
Fixed Charges	49,076	37,775	50,393	44,536	42,424	41,312	37,682
Adjusted Earnings	$130,778	$129,010	$177,484	$282,749	$184,626	$173,268	$163,953

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$49,076	$37,775	$50,393	$44,536	$42,424	$41,312	$37,682

Total Fixed Charges	$49,076	$37,775	$50,393	$44,536	$42,424	$41,312	$37,682

Ratio of Earnings to Fixed Charges	2.66x	3.42x	3.52x	6.35x	4.35x	4.19x	4.35x